Gibson, Dunn & Crutcher LLP One Embarcadero Center, Suite 2600 San Francisco, CA 94111-3715 www.gibsondunn.com Ryan Murr Direct: +1 415.393.8373 Mobile: +1 858.232.0349 RMurr@gibsondunn.com

VIA ELECTRONIC MAIL AND EDGAR FILING

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street NE

Washington, D.C. 20549

Attention: Mr. Shane Callaghan

September 3, 2025

Re:	LAVA Therapeutics N.V.

Schedule TO-T Filed August 15, 2025

File No. 005-92425

Dear Mr. Shane Callaghan:

On behalf of XOMA Royalty Corporation (“Purchaser”), please find responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 26, 2025 (“Letter”), with respect to its Schedule TO-T originally filed on August 15, 2025 (the “Schedule TO”) and the Offer to Purchase, dated August 15, 2025 (as amended and supplemented to date, the “Offer to Purchase” and, together with the Schedule TO, the “Tender Offer Materials”). Concurrently with delivery of this letter, Purchaser has filed an amendment to the Schedule TO (the “Schedule TO Amendment”), which reflects revisions to address the Staff’s comments. The revisions included in the Schedule TO Amendment are intended to address the Staff’s comments and provide other clarifications requested by the Staff thereby.

For your convenience, we have restated below in bold each comment from the Letter and supplied our responses immediately thereafter. Unless otherwise specified, all references to page numbers and captions correspond to the Schedule TO Amendment and all capitalized terms used but not defined herein have the same meaning as in the Tender Offer Materials.

Schedule TO-T Filed August 15, 2025

General

1.

We note on page 4 that the events which trigger a contractual right to receive the contingent payments specified in the CVR Agreement include, among other things, “75% of the net proceeds . . ., if any, from any Disposition of CVR products occurring following the Closing . . .” (emphasis added). Please revise to explain the meaning of “CVR products,” such that LAVA shareholders can readily identify the related LAVA products and the scope of potential payments from the CVR.

Response: We have revised the Offer to Purchase on pages 4 and 58 to include the definition of “CVR Products” set forth in Exhibit (d)(3) of the Schedule TO, as follows:

As used herein, “CVR Products” means (i) each of the product or product candidates developed or commercialized by LAVA, its affiliates or their respective (sub)licensees and known as EGFRd2 (PF-8046052) or JNJ-89853413; (ii) each other product or product candidate discovered, developed, or commercialized pursuant to LAVA’s Existing Partnership Agreements; and (iii) any other product, product candidate or other research program being researched or developed by the LAVA as of the Closing, including the product or product candidate known as LAVA-1266.

2.	Please disclose the information required by Item 1008(a) and (b) of Regulation M-A for Purchaser and each person specified in General Instruction C to Schedule TO.

Response: We have revised the Offer to Purchase on page 44 to include the following additional disclosure in response to the Staff’s comment, as follows:

In the past sixty (60) days, Purchaser has not effected any transaction in the LAVA Shares. As of the date of this Offer to Purchase, Purchaser does not own any LAVA Shares. Except as otherwise described in this Offer to Purchase, none of Purchaser, any majority-owned subsidiary of Purchaser or, to the knowledge of Purchaser after making reasonable inquiry, any of the Item 3 Persons or any associate of the subject company (A) beneficially owns or has any right to acquire, directly or indirectly, any LAVA Shares; or (B) has effected any transaction in the Shares during the past 60 days. Except as otherwise described in this Offer to Purchase, neither Purchaser nor, to the knowledge of Purchaser after making reasonable inquiry, any of the Item 3 Persons, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of LAVA, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

3.

We note that the principal business of Purchaser, as described on page A-1, is solely “to consummate the Offer and effect the Post-Offer Reorganization pursuant to the Purchase Agreement, and to perform its obligations under the CVR Agreement following the Post-Offer Reorganization.” However, the disclosure offered in response to Item 3 of Schedule TO states that the primary business of Purchaser is “as a biotech royalty aggregator with a sizable portfolio of economic rights to future potential milestone and royalty payments associated with partnered commercial and pre-commercial therapeutic drug candidates.” Please revise to address this apparent discrepancy. See Item 1003(b) of Regulation M-A.

Response: We have amended and restated Schedule A of the Offer to Purchase to conform the description of the Purchaser’s principal business in response to the Staff’s comment, as set forth on Annex A hereto.

4.

It appears that Schedule A to the Offer to Purchase does not include any of the Purchaser’s directors. Please revise to provide the information specified by Item 1003(c) of Regulation M-A for each of Purchaser’s directors, or otherwise advise. See General Instruction C to Schedule TO.

Response: We have amended and restated Schedule A of the Offer to Purchase to include Purchaser’s directors in response to the Staff’s comment, as set forth on Annex A hereto.

5.

In determining the filing fee in Exhibit 107 to the Schedule TO, we note that you have calculated the transaction value only based on the Base Price Per Share ($1.16 per Share). Given that the Offer Consideration includes non-cash consideration (i.e., the CVR), please recalculate the filing fee based on the market value of the Shares, or otherwise advise. See paragraphs (a)(4) and (d) of Rule 0-11.

Response: We have amended Exhibit 107 to recalculate the filing fee based on the market value of the Shares in response to the Staff’s comment.

Summary of the Purchase Agreement and Certain Other Agreements, page 45

6.

On page 58, we note that the Support Agreements were signed by “certain of LAVA’s directors and executive officers.” Please revise to specify which of LAVA’s directors and executive officers signed the Support Agreement. See Item 5 of Schedule TO and Item 1005(b) of Regulation M-A.

Response: We have revised the Offer to Purchase on page 58 to identify LAVA’s directors and executive officers that signed support agreements, as follows:

In connection with the execution of the Purchase Agreement, Purchaser entered into tender and support agreements (the “Support Agreements”) with LAVA’s directors and executive officers, including (i) Kapil Dhingra, (ii) Stephen Hurly, (iii) Jay T. Backstrom, (iv) Peter A. Kiener, (v) James J. Noble, (vi) Christy J. Oliger, (vii) Mary E. Wadlinger, (viii) Karen J. Wilson, (ix) Fred Powell, (x) Charles Morris, and (xi) Amy Garabedian (the “Support Agreement Parties”). The Support Agreements require the signatories, among other things, to tender their respective Shares in the Offer and to vote in favor of all resolutions proposed for adoption by LAVA’s shareholders in accordance with the Offer’s terms at the EGM or any subsequent EGM. The Shares subject to the Support Agreements comprise approximately 0.5% of the outstanding Shares as of August 14, 2025. The Support Agreements will terminate upon certain circumstances, including upon termination of the Purchase Agreement or upon an Adverse Recommendation Change (as defined in the Purchase Agreement).

Conditions of the Offer, page 59

7.

We note that the Minimum Tender Condition will be reduced from at least one Share more than 80% of the number of Shares that are issued and outstanding as of the expiration of the Offer to 75% “under specified conditions.” Please specify the circumstances that would result in the Minimum Tender Condition being reduced from 80% to 75%.

Response: We have revised the Offer to Purchase on page 59 to set forth the circumstances that could result in the Minimum Tender Condition being reduced from 80% to 75%, as follows:

Notwithstanding any other term of the Offer or the Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer or during the Subsequent Offering Period (and not theretofore accepted for payment or paid for) unless there shall have been validly tendered in the Offer (and not properly withdrawn) prior to the expiration of the Offer that number of Shares that, represent at least one Share more than 80% of the number of LAVA common shares that are then issued and outstanding as of the expiration of the Offer, which we refer as the Minimum Tender Condition; provided that that if (i) all of the Offer Conditions other than the Minimum Tender Condition have been satisfied or waived in accordance with the Purchase Agreement, and (ii) Purchaser has extended the Offer on three (3) or more occasions in consecutive periods of ten (10) Business Days each in accordance with the Purchase Agreement, then in such case Purchaser may, its sole discretion, reduce the Minimum Tender Condition to 75%.

8.

We note that the list of Offer conditions includes that “the Purchase Agreement shall have been validly terminated in accordance with its terms.” Based on Annex I of the Purchase Agreement, it appears that you meant to say that the Purchase Agreement shall not have been validly terminated. Please revise, or otherwise advise.

Response: We confirm to the Staff that the Offer Condition is that the Purchase Agreement shall not have been validly terminated and have revised the Offer to Purchase on page 60 to clarify the Offer Condition related to the termination of the Purchase Agreement.

* * * * *

If you have any further questions or comments, or if you require any additional information, please contact Ryan A. Murr of Gibson, Dunn & Crutcher LLP, by telephone at (415) 393-8373. Thank you for your assistance and attention to this matter.

Very truly yours,

By:	/s/ Ryan A. Murr
Ryan A. Murr

Via e-mail:

cc:	James J. Moloney, Gibson, Dunn & Crutcher LLP

Branden C. Berns, Gibson, Dunn & Crutcher LLP

Owen Hughes, XOMA Royalty Corporation

Maricel Montano, XOMA Royalty Corporation

ANNEX A

Exhibit 99.(a)(1)(E)

SCHEDULE A

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF PURCHASER.

1.	XOMA Royalty Corporation

XOMA Royalty Corporation’s primary business is as a biotech royalty aggregator with a sizable portfolio of economic rights to future potential milestone and royalty payments associated with partnered commercial and pre-commercial therapeutic drug candidates. In addition, XOMA Royalty Corporation intends to consummate the Offer and effect the Post-Offer Reorganization pursuant to the Purchase Agreement, and to perform its obligations under the CVR Agreement following the Post-Offer Reorganization when New Topco is a wholly owned subsidiary of Purchaser as the surviving entity from the Downstream Merger. The following table sets forth information about the executive officers of XOMA Royalty Corporation as of September 3, 2025.

Name, Position Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Owen Hughes Chief Executive Officer; Director Citizenship: United States	Mr. Hughes serves as Chief Executive Officer of XOMA Royalty Corporation. Mr. Hughes has served as the Chief Executive Officer of Sail Bio, Inc., a private biotechnology company focused on addressing toxic proteinopathies, since February 2022 and served as the Chief Executive Officer and co-founder of Cullinan Oncology, Inc., a publicly-traded oncology company, from September 2017 to October 2021. Previously, Mr. Hughes served as the Chief Business Officer and Head of Corporate Development at Intarcia Therapeutics, Inc., a biotechnology company focused on type II diabetes, from February 2013 to August 2017. Prior to his operating roles, Mr. Hughes spent 16 years on Wall Street in various capacities, including roles at Brookside Capital, an operating division of Bain Capital and Pyramis Global Advisors, a Fidelity Investments Company. Mr. Hughes has served on the board of directors of Ikena Oncology, Inc., a publicly-traded oncology company, since December 2022. Mr. Hughes served on the board of directors of Radius Health, Inc., a publicly-traded biopharmaceutical company, from April 2013 to August 2022 until its sale to Gurnet Point Capital and Patient Square Capital; Translate Bio, Inc., a messenger RNA therapeutics company, from July 2016 until its acquisition by Sanofi in September 2021; and FS Development Corp. II, a special purpose acquisition company sponsored by Foresite Capital, from February 2021 to December 2021. Mr. Hughes received a B.A. in History from Dartmouth College. Mr. Hughes has significant experience with biopharmaceutical companies and brings the unique perspective of the Interim Chief Executive Officer of Purchaser to the Board.

Thomas Burns Senior Vice President, Finance and Chief Financial Officer Citizenship: United States	Mr. Burns serves as Senior Vice President, Finance and Chief Financial Officer Chief Financial Officer of XOMA Royalty Corporation. Mr. Burns joined Purchaser in August 2006 and since then has held various senior finance and accounting roles, most recently as Vice President, Finance and Chief Financial Officer. Mr. Burns has over twenty-five years of experience in accounting and finance in both biotechnology and high-technology companies. Prior to his employment with Purchaser, he held multiple senior financial management positions at high-tech companies including Mattson Technology, IntruVert Networks (acquired by McAfee), Niku Corporation (acquired by Computer Associates) and Conner Technology. Mr. Burns received his Bachelor’s degree from Santa Clara University and his Masters of Business Administration from Golden Gate University.

Name, Position Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Bradley Sitko Chief Investment Officer Citizenship: United States	Mr. Sitko serves as Chief Investment Officer of XOMA Royalty Corporation. Mr. Sitko served as the Managing Director, Strategic Finance, at RTW Investments, LP from November 2019 to January 2023 and also served as a member of the board of directors of such firm’s Irish collective asset-management vehicle (ICAV), RTW Investments ICAV, and was Chief Financial Officer of Ji Xing Pharmaceuticals Limited, a Shanghai-based biopharmaceutical company, incubated by RTW Investments, LP. From March 2015 to November 2019, Mr. Sitko served as Vice President, Finance, Operations and Corporate Development of DNAnexus, Inc., a genetic data management company. Mr. Sitko also served as a Director at MTS Health Partners, an investment bank, from October 2008 to March 2015. Mr. Sitko received a B.A. in History and Sociology of Science from the University of Pennsylvania and an M.B.A. from Columbia Business School.

Maricel Montano Chief Legal Officer Citizenship: United States	Ms. Montano serves as Chief Legal Officer of XOMA Royalty Corporation. Prior to joining Purchaser, from November 2010 to June 2025, Ms. Montano served in various roles at the law firm Gibson, Dunn & Crutcher LLP, including most recently as Of Counsel, where she advised public and private companies on mergers and acquisitions, royalty financings, equity and debt offerings, and governance matters. During her tenure at Gibson Dunn, Ms. Montano worked extensively with biotechnology clients. Ms. Montano received a B.A. in Economics from the University of California, Berkeley and a J.D. from the University of Southern California.

Jack L. Wyszomierski Director; Chairman of the Board Citizenship: United States	Mr. Wyszomierski serves as the Chairman of the Board of Directors of XOMA Royalty Corporation. Mr. Wyszomierski has been a director since August 2010 and was appointed Chairman of the Board in January 2024. From 2004 until his retirement in 2009, Mr. Wyszomierski was Executive Vice President and Chief Financial Officer of VWR International, LLC, a global laboratory supply, equipment and distribution business that serves the world’s pharmaceutical and biotechnology companies, as well as industrial and governmental organizations. At Schering-Plough, a global health care company which had worldwide sales of over $8 billion in 2004, Mr. Wyszomierski held positions of increasing responsibility from 1982 to 2004, culminating in his appointment as Executive Vice President and Chief Financial Officer. Mr. Wyszomierski also serves on the Boards of Exelixis, Inc. and SiteOne Landscape Supply, Inc., and previously served on the Boards of Athersys, Inc. from 2010 to 2023 and Unigene Laboratories, Inc. from 2012 to 2013. Mr. Wyszomierski holds an M.S. in Industrial Administration and a B.S. in Administration, Management Science and Economics from Carnegie Mellon University.

Heather L. Franklin Director Citizenship: United States	Ms. Franklin serves as a member of the Board of Directors of XOMA Royalty Corporation. Ms. Franklin has been a director since August 2021. Ms. Franklin has over 30 years of broad biotechnology expertise. Since January 2025, she has served as Managing Director of 3D Chess Advisory LLC, a consulting firm focused on structuring and negotiation of licensing and acquisition transactions, and since February 2025, she has served as Executive Chairperson for Presage Biosciences Inc., a private biotechnology company. Previously, she was the founder of Blaze Bioscience, Inc. and led the company from its infancy to becoming a late clinical stage biotechnology company, and most recently served as its Executive Board Chair and as President and Chief Executive Officer from 2011 through 2024. She previously served as a member of the Board for Life Science Washington from 2020 through 2024. Prior to establishing Blaze Bioscience, Ms. Franklin spent 10 years at ZymoGenetics in positions of increasing responsibility, ultimately serving as Senior Vice President, Business Development. She was a member of the executive management team and was responsible for program management, strategic planning, pipeline marketing and business development, including structuring and negotiating in- and out-licenses and collaboration agreements for

Name, Position Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
products at all stages of development from research through commercial. Earlier in her career, she held roles in program management at Amgen and Targeted Genetics. Ms. Franklin received her M.B.A. from The Wharton School of the University of Pennsylvania, her M.S. from the University of Washington and her B.S. from University of North Carolina at Chapel Hill.

Natasha Hernday Director Citizenship: United States	Ms. Hernday serves as a member of the Board of Directors of XOMA Royalty Corporation. Ms. Hernday has been a director since July 2020. Ms. Hernday was the Chief Business Officer and a member of the Executive Committee for the formerly publicly-traded biotechnology company Seagen, Inc., where she worked from 2011 to 2023. She helped execute the sale of Seagen to Pfizer in 2023 and was a member of the executive integration planning team to merge the two oncology businesses. From 1994 through 2010, after starting her career in molecular and mammalian cell biology, Ms. Hernday served in various roles of increasing responsibility at Amgen Inc., including as Director, Mergers & Acquisitions and as Director, Out-Partnering. Ms. Hernday serves on the Board of Directors of Firefly Bio, Inc., a private biotechnology company, and the Knight Campus External Advisory Board for the University of Oregon, and previously served on the Boards of PDL BioPharma, Inc. and Alpine Immune Sciences, Inc. Ms. Hernday received her B.A. in microbiology from the University of California at Santa Barbara and M.B.A. from Pepperdine University.

Barbara Kosacz Director Citizenship: United States	Ms. Kosacz serves as a member of the Board of Directors of XOMA Royalty Corporation. Ms. Kosacz has been a director since January 2019. From July 2020 until February 2024, Ms. Kosacz served as Chief Operating Officer and General Counsel of Kronos Bio, Inc. Ms. Kosacz was previously a partner at Cooley LLP from 1996 to 2001, and from 2002 to 2020, and has more than 25 years of experience in counseling clients in the life sciences arena, ranging from early-stage startups to larger public companies, venture funds, investment banks and non-profit institutions. Ms. Kosacz serves on the Board of Directors of Athira Pharma, Inc., where she serves as Chair of the compensation committee, and on the Board of Directors of Scripps Research. She has also served on the Board of Directors of Phoenix Biotech Acquisition Corp., Locus Walk Acquisition Corp., and Arsenal Biosciences, Inc., where she served on the audit committee. She also has served as a member of the BIO Emerging Companies’ Section Governing Board, the Board of Trustees of the Keck Graduate Institute, and the advisory board of Locust Walk Partners. Ms. Kosacz received her Juris Doctor degree from the University of California, Berkeley School of Law, and her bachelor’s degree from Stanford University.

Joseph M. Limber Director Citizenship: United States	Mr. Limber serves as a member of the Board of Directors of XOMA Royalty Corporation. Mr. Limber has been a director since December 2012. Mr. Limber is a founder of Garda Therapeutics, Inc., for which he has served as President and Chief Executive Officer since December 2024. He previously served as the President and Chief Executive Officer and a member of the Board of Secura Bio, Inc. from February 2019 through October 2024. Prior to that, Mr. Limber served as President and Chief Executive Officer of Genoptix, Inc. from March 2017 through December 2018. Mr. Limber served as Executive Chairman of ImaginAb from January 2016 through November 2017. Mr. Limber served as President and Chief Executive Officer of Gradalis, Inc. from July 2013 through April 2015. Mr. Limber served as President and Chief Executive Officer of Prometheus Laboratories Inc., a subsidiary of Nestlé Health Science, from December 2003 through April 2013 and as a member of its Board from January 2004 through April 2013. From January 2003 to July 2003, Mr. Limber was a consultant and interim Chief Executive Officer for Deltagen, Inc., a provider of drug discovery tools and services to the

Name, Position Country of Citizenship	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
biopharmaceutical industry. From April 1998 to December 2002, Mr. Limber was the President and Chief Executive Officer of ACLARA BioSciences, Inc. (now Monogram Biosciences, Inc.), a developer of assay technologies and lab-on-a-chip systems for life science research. From 1996 to 1998, he was the President and Chief Operating Officer of Praecis Pharmaceuticals, Inc. (acquired by GlaxoSmithKline plc), a biotechnology company focused on the discovery and development of pharmaceutical products. Prior to Praecis, Mr. Limber served as Executive Vice President of SEQUUS Pharmaceuticals, Inc. (acquired by Alza Corporation and now part of the Johnson & Johnson family of companies). He also held management positions in marketing and sales with Syntex Corporation (now F. Hoffmann-La Roche Ltd.) and with Ciba-Geigy Corporation (now Novartis AG). Mr. Limber holds a B.A. from Duquesne University.

Matthew D. Perry Director Citizenship: United States	Mr. Perry serves as a member of the Board of Directors of XOMA Royalty Corporation. Mr. Perry has been a director since February 2017. Mr. Perry was the President of Biotechnology Value Fund Partners L.P. (“BVF Partners”) and portfolio manager for the underlying funds managed by the firm. BVF Partners is a private investment partnership that has focused on small cap, value-oriented investment opportunities for more than 20 years. Mr. Perry joined BVF Partners in December 1996 and has been a successful lead investor in dozens of transactions. He has positively influenced corporate direction for numerous biotechnology companies during the course of his career. In January 2016, Mr. Perry was named to CTI BioPharma Corp.’s Board and was a member of its Compensation Committee until the company was sold in June 2023. Mr. Perry is also a co-founder and director of Nordic Biotech Advisors ApS, a venture capital firm based in Copenhagen, Denmark. Mr. Perry holds a B.S. degree from the Biology Department at the College of William and Mary.

The common business address and telephone number for all the directors and executive officers of Purchaser is as follows: c/o XOMA Royalty Corporation, 2200 Powell Street, Suite 310, Emeryville, California 94608, Tel: (510) 204-7200.